UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 8, 2024

Swiftmerge Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41164	98-1582153
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4318 Forman Ave Toluca Lake, CA	91602
(Address of Principal Executive Offices)	(Zip Code)

(424) 431-0030

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-half of one redeemable warrant	IVCPU	The Nasdaq Stock Market LLC
Class A Ordinary Shares included as part of the units	IVCP	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	IVCPW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

Amendment to Agreement and Plan of Merger

As previously disclosed, on June 4, 2024, Swiftmerge Acquisition Corp., a Cayman Islands exempted company (“Swiftmerge”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Swiftmerge HoldCo LLC, a Delaware limited liability company and wholly-owned subsidiary of Swiftmerge (“HoldCo”), Swiftmerge Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of HoldCo (“Merger Sub” and, together with Swiftmerge and HoldCo, collectively, the “Swiftmerge Parties”), and AleAnna Energy, LLC, a Delaware limited liability company (the “Company”). The transactions contemplated by the Merger Agreement (as amended, amended and restated, supplemented or otherwise modified from time to time) and the other agreements entered into or to be entered into in connection therewith, are referred to as the “Business Combination.” Capitalized terms used but not otherwise defined herein have the meanings given to them in the Merger Agreement.

On October 8, 2024, the Swiftmerge Parties and the Company entered into the First Amendment to the Merger Agreement (the “Merger Agreement Amendment”), which, among other things, (i) revised certain provisions relating to the payment of SPAC Transaction Expenses or other SPAC Liabilities upon the closing of the Business Combination, including the addition of a closing condition that all such payments have been made, (ii) removed the Tax Receivable Agreement as a deliverable under the Merger Agreement and (iii) revised the A&R HoldCo LLC Agreement to eliminate cash settlement in the mechanics for exchanges of Class C HoldCo Units and Surviving PubCo Class C Common Stock for Surviving PubCo Class A Common Stock.

Other than as expressly modified pursuant to the Merger Agreement Amendment, the Merger Agreement remains in full force and effect as originally executed on June 4, 2024. The foregoing description of the Merger Agreement Amendment is qualified in its entirety by reference to the full text of the Merger Agreement Amendment, a copy of which is attached hereto as Exhibit 2.1, and is incorporated herein by reference.

Important Information for Shareholders

In connection with the Business Combination, Swiftmerge has filed a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities and Exchange Commission (“SEC”), which includes a preliminary proxy statement and prospectus, which when definitive, will be distributed to Swiftmerge’s shareholders in connection with Swiftmerge’s solicitation for proxies for the vote by Swiftmerge’s shareholders in connection with the Business Combination and other matters as described in the registration statement, as well as the prospectus relating to the offer of the securities to be issued to the Company’s equity holders in connection with the completion of the Business Combination. Swiftmerge and the Company urge investors, shareholders and other interested persons to read the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about the Company, Swiftmerge and the Business Combination. Shareholders will also be able to obtain copies of such documents and all other relevant documents filed or that will be filed with the SEC by Swiftmerge, without charge, at the SEC’s website at www.sec.gov. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from Swiftmerge’s website www.swiftmerg.com. Before making any voting decision, investors and security holders of Swiftmerge and the Company, and other interested parties, are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about the Business Combination.

Participants in the Solicitation

Swiftmerge, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Swiftmerge’s shareholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Swiftmerge’s shareholders in connection with the Business Combination is set forth in the proxy statement/prospectus for the Business Combination. Information concerning the interests of Swiftmerge’s participants in the solicitation, which may, in some cases, be different than those of Swiftmerge’s equity holders generally, is set forth in the proxy statement/prospectus relating to the Business Combination.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Swiftmerge, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward Looking Statements

The information included herein contains “forward-looking statements” within the meaning of the federal securities laws. All statements, other than statements of present or historical fact included herein, regarding the proposed Business Combination, Swiftmerge’s and the Company’s ability to consummate the Business Combination, the benefits of the Business Combination, Swiftmerge’s and the Company’s future financial performance following the Business Combination, as well as Swiftmerge’s and the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements. However, not all forward-looking statements contain such identifying words. These forward-looking statements are based on Swiftmerge and the Company management’s current expectations and assumptions about future events. They are based on current information about the outcome and timing of future events. Except as otherwise required by applicable law, Swiftmerge and the Company disclaim any duty to update any forward-looking statements, all expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Swiftmerge and the Company caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Swiftmerge and the Company. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to successfully or timely consummate the proposed Business Combination or to satisfy the closing conditions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated situations that could adversely affect the combined company; the risk that the approval of the shareholders of Swiftmerge for the proposed Business Combination is not obtained; the failure to realize the anticipated benefits of the proposed Business Combination, including as a result of a delay in its consummation; the amount of redemption requests made by Swiftmerge’s shareholders; the occurrence of events that may give rise to a right of one or both of Swiftmerge and the Company to terminate the definitive agreements related to the proposed Business Combination; the risks associated with the growth of the Company’s business and the timing of any required regulatory approvals and expected business milestones; and the effects of competition on the Company’s future business. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith were to occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. There may be additional risks that neither Swiftmerge nor the Company knows or that Swiftmerge and the Company currently believe are immaterial that could cause actual results to differ from those contained in the forward-looking statements. Additional information concerning these and other factors that may impact Swiftmerge’s expectations and projections can be found in Swiftmerge’s periodic filings with the SEC, including Swiftmerge’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on April 1, 2024 (as subsequently amended), and any subsequently filed Quarterly Report on Form 10-Q. SEC filings are available on the SEC’s website at www.sec.gov.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1	First Amendment to Agreement and Plan of Merger, dated October 8, 2024, by and among Swiftmerge, HoldCo, Merger Sub and the Company.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Swiftmerge Acquisition Corp.

By:	/s/ John S. Bremner
Name:	John S. Bremner
Title:	Chief Executive Officer

Dated: October 9, 2024

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